April 24, 2006

Ms. Amy Geddes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	R.R. Donnelley and Sons Company

Form 10-K for the year ended December 31, 2005

Commission File Number: 001-04694

Dear Ms. Geddes:

Please find our responses to the comments, dated April 10, 2006, of the staff of the Securities and Exchange Commission on the above-referenced filing for R.R. Donnelley and Sons Company (“the Company”). As requested, we have attempted to be as detailed as necessary in each of our responses with supplemental information provided as requested and as necessary to help explain the nature of our disclosures. For the staff’s convenience, we have included the staff’s original comment prior to each of our responses.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Review

Non-GAAP Measures, page 24

1.	We note that you included in your discussion of financial condition income from continuing operations, operating margin, net earnings, and earnings per diluted share on a non-GAAP basis. We also note from your reconciliation to the closest GAAP measures for each of these items as presented on page 25 that you have included restructuring and impairment charges as reconciling items in both 2005 and 2004. FR 65 specifically addresses non-recurring, infrequent, or unusual items that are reasonably likely to recur within two years or have occurred within the prior two years. As such, it appears that your restructuring and impairment charges are not appropriate reconciling items. See Questions 8 and 9 of the Staff’s June 13, 2003 FAQ on the Use of Non-GAAP Financial Measures for additional guidance. Please advise or revise.

Response:

Restructuring charges and impairment charges included as reconciling items in the GAAP to Non-GAAP table presented on page 25 of the Company’s Annual Report on Form 10-K for the year ended December 21, 2005 (the “10-K”) were $107.4 million in 2004 and $419.8 million in 2005, including $81.6 million in 2004 and $15.9 million in 2005 for employee termination costs, $3.5 million in 2004 and $33.8 million in 2005 for other restructuring costs and $22.3 million in 2004 and $370.1 million in 2005 for impairment charges. These restructuring and impairment charges are non-recurring, infrequent, or unusual items consistent with the guidance set forth in FR 65 and Questions 8 and 9 of the Staff’s June 13, 2003 FAQ on the Use of Non-GAAP Financial

Ms. Amy Geddes

Securities and Exchange Commission

April 24, 2006

Measures. As further explained below, substantially all of these reconciling items are the result of the acquisition of Moore Wallace, Incorporated (“Moore Wallace”) and the impairment of goodwill and identifiable intangible assets in the Forms and Labels segment.

The following information, which details the charges attributed to the aforementioned non-recurring, infrequent or unusual items, further clarifies information disclosed within Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) (pages 17-19, 21, 25-27) and Note 4 on page F-14 of the 10-K.

•	In 2004, the Company completed its acquisition of Moore Wallace. This acquisition was unprecedented in the Company’s history as it essentially doubled the size of the Company. As a result of the acquisition, the Company formalized a major rationalization plan to reduce the combined companies’ cost structure through the integration and restructuring of operations and reinvestment in the Company’s infrastructure. This plan involved actions by the Company to significantly restructure operations and resulted in non-recurring, infrequent, or unusual charges related to actions to streamline sales, operations and administrative functions and consolidate facilities to reduce expenses and improve productivity. Additionally, the plan included a significant capital reinvestment program to update and expand the Publishing and Retail Services segment’s manufacturing and logistics platform to reduce costs while meeting new customer demand. The bulk of the capital reinvestment program was implemented in 2005, with total capital expenditures in 2005 of $471 million, nearly double any previous annual aggregate capital expenditure level. Due to the scope of this plan and the size and complexity of the Moore Wallace acquisition, certain components of the plan continues.

•	As a by-product of these actions, non-recurring restructuring charges directly related to the Moore Wallace acquisition integration were $85.1 million in 2004 and $23.6 million in 2005, including $81.6 million in 2004 and $2.9 million in 2005 for employee termination costs and $3.5 million in 2004 and $20.7 million in 2005 for other restructuring costs. Substantially all of the $20.7 million of other restructuring charges recorded in 2005 were associated with lease termination charges resulting from the relocation of the Company’s headquarters within Chicago to accommodate the Company’s streamlined and integrated corporate functions and for other employee and equipment relocation costs associated with the Moore Wallace acquisition. Additionally, substantially all of the $22.3 million in impairment charges recorded in 2004 directly related to the acquisition of Moore Wallace (specifically these were impairment charges related to the abandonment of certain enterprise software projects as part of the Company’s cost rationalization actions).

•	In 2005, the Company also recorded $26.1 million of other restructuring charges and $7.8 million of impairment charges as a result of specific Company approved plans that represent non-recurring, infrequent, or unusual items consistent with FR 65 and the Staff’s June 13, 2003 FAQ on the Use of Non-GAAP Financial Measures. These charges included $13.0 million of employee termination costs

Ms. Amy Geddes

Securities and Exchange Commission

April 24, 2006

resulting from additional actions identified as part of the integration of Moore Wallace and the reorganization of certain operations and exiting of certain business activities. These charges also included $13.1 million of lease termination charges resulting from the relocation of the Logistics business headquarters and consolidation of duplicative warehouse facilities and the exiting of a European financial print facility.

•	In 2005, the Company recorded a $362.3 million impairment charge related to goodwill and identifiable intangible assets in the Forms and Labels segment. This charge was the result of a significant change in anticipated operating results of the North American Forms and Labels business caused by increasing competition and difficult industry conditions due to continued electronic substitution of forms and a declining pricing environment. The Company has not recorded material impairment charges of this nature within continuing operations in the prior two years in any of our operating segments.

We believe that each of the charges presented in the restructuring and impairment reconciling item on page 25 of the 10-K are non-recurring, infrequent or unusual charges that are presented consistently with the guidance set forth in FR 65 and Questions 8 and 9 of the Staff’s June 13, 2003 FAQ on the Use of Non-GAAP Financial Measures. The inclusion of the non-GAAP financial measures is useful to our investors and readers of our financial statements because it provides a consistent view of key measures that the Company’s management utilizes on an internal basis to evaluate performance. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting the Company’s business. Management’s decision to use these non-GAAP measures is based on our belief that these restructuring expenditures represent investments to improve future productivity and profitability of the business, similar to our productivity-focused capital expenditures. Management requires similar investment analysis and approval processes for both restructuring and capital investments. These measures also assist in providing an understanding of the Company’s ongoing core operations, trends in those operations between fiscal years and additional insights into underlying business performance, particularly in light of the significant change to the Company resulting from the Moore Wallace acquisition. The Company also maintains its budgets and forecasts for future periods using similar non-GAAP measures. These measures are important components of the Company’s internal performance measurement system and are used by management for evaluating internal performance and making decisions for allocating capital and other resources.

Ms. Amy Geddes

Securities and Exchange Commission

April 24, 2006

Liquidity and Capital Resources

Cash and Contractual Obligations and Other Commitments and Contingencies, page 38

2.	We note you have presented the principal amount of long term debt in your table of contractual obligations on page 38, and have disclosed the amount of interest you expect to pay in the coming year in narrative form below the table. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table for all years presented in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. For example, you should include a discussion of the specific methodology used in calculating interest you expect to pay in the coming year. If you elect to exclude interest payments from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. See footnote 46 to FR 72.

Response:

In future filings, the Company will include a footnote, as appropriate, to the table of Contractual Cash Obligations and Other Commitments and Contingencies disclosing whether scheduled interest payments have been included, and, as applicable, the methodology utilized in calculating the scheduled interest payments. Also, in light of the Staff’s views, the Company will also consider including scheduled interest payments in the table of Contractual Cash Obligations and Other Commitments and Contingencies.

In addition, the contractual terms, including the balance outstanding, interest rate and maturity date, of the Company’s debt are set forth in Note 13 on page F-28 of the 10-K. The Company’s contractual future interest payments primarily relate to several issuances of fixed rate notes and are determinable from the disclosure in Note 13.

Note 2 – Acquisitions

2005 Acquisitions, page F-10

3.	We noted from your disclosure on page F-11 that the asset allocation for all businesses acquired is “subject to further refinement.” It is unclear from your current disclosure why you were unable to complete the allocations. Supplementally explain to us and revise your disclosure in future filings to indicate the specific facts and circumstances surrounding why your asset allocations for your 2005 acquisitions have not been finalized. Your response and revised disclosure should include the specific acquisition and balance sheet line item, as well as discussion of the specific uncertainty leading to the extension of the allocation period. See paragraph 51(h) of SFAS 141.

Response:

In 2005, the Company made six acquisitions. The largest of these acquisitions occurred on June 20, 2005 when the Company acquired The Astron Group, a leader in

Ms. Amy Geddes

Securities and Exchange Commission

April 24, 2006

document-based business process outsourcing in the United Kingdom. Additionally, the Company consummated five smaller acquisitions, the earliest of which occurred on July 7, 2005 and the latest of which occurred on December 6, 2005.

For several of these acquisitions, the Company engaged third party valuation specialists to perform contemporaneous valuations of the assets acquired as a basis for allocating purchase prices. The majority of the valuations and allocations of the significant portion of assets and liabilities acquired were finalized as of December 31, 2005. However, the purchase price under the acquisition agreements with respect to certain of the transactions was subject to post-closing adjustments that, based on the timing of the acquisitions and data gathering and analysis required, were not finalized at the year-end reporting date.

In future filings, the Company will, if purchase price allocations are not finalized on the relevant reporting date, more specifically disclose the factors impacting why. Additionally, we will disclose the material refinements to asset allocations, if any, that were recorded for acquisitions whose acquisition dates reside within one year of the relevant reporting date.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4.	We noted from your Consolidated Statements of Cash Flows that you have received substantial amounts of cash proceeds from the exercises of stock options. It also appears you acquired a significant amount of your common stock during 2005. However, it is unclear how this activity is reflected in your Consolidated Statements of Stockholders’ Equity. Please explain Supplementally and clarify your presentation in future filings.

Response:

The line item, Treasury Stock Activity, presented on the Consolidated Statement of Shareholders’ Equity is comprised of the following activity:

Treasury Stock
	Shares	Amount
Treasury stock purchased	(8.5 million)	$(278.7 million)
Treasury stock issued	3.6 million	$114.9 million

Treasury stock activity	(4.9 million)	$(163.8 million)

The Company will further clarify our presentation of the amount and shares of treasury stock purchased and issued for share-based compensation plans in future filings.

As requested in your letter, we hereby acknowledge that R.R. Donnelley and Sons Company is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings. Furthermore, we acknowledge that R.R. Donnelley and Sons Company may not assert the staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

Ms. Amy Geddes

Securities and Exchange Commission

April 24, 2006

If any of our responses require further explanation, please do not hesitate to contact me at (312) 326-8087. You may alternatively contact Michael J. Graham, Senior Vice President and Corporate Controller, at (312) 326-8353, or Suzanne S. Bettman, Senior Vice President and General Counsel, at (312) 326-8233.

Sincerely,

/s/ Glenn R. Richter
Glenn R. Richter
Executive Vice President and Chief Financial Officer
R.R. Donnelley and Sons Company

cc:	Mr. David R. Humphrey, Securities and Exchange Commission